Suite 1400

700 – 2nd Street S.W.

Calgary, Alberta

Canada T2P 4V5

Telephone (403) 298-1000

Facsimile (403) 263-9193

www.gowlings.com

J. Jason McCormick

Direct (403) 298-1872

jason.mccormick@gowlings.com

File No. A102498

August 17, 2005

VIA EMAIL

VIA COURIER

The Toronto Stock Exchange

The Exchange Tower

2 First Canadian Place

130 King Street West

Toronto, Ontario

M5X 1J2

Attention:

Mr. Steven Oliver

Dear Sirs:

Re:	Enterra Energy Trust (the "Trust") - Plan of arrangement involving High Point Resources Inc. ("High Point") – Additional listing of trust units on the Toronto Stock Exchange (the "TSX")

Further to your conditional approval letter dated July 22, 2005, we confirm that the plan of arrangement detailed in our letter dated July 19, 2005 was completed and became effective on August 17, 2005.  The Trust issued 7,490,898 trust units pursuant to the plan of arrangement.  The Letters of Transmittal were sent to the shareholders of High Point together with the Information Circular for the transaction on July 21, 2005.  The election deadline was 4:30 p.m. on August 15, 2005.

We enclose herewith the following:

1.

a notarially certified copy of the Articles of Arrangement;

2.

a copy of the scrutineers' report evidencing High Point shareholders' approval of the arrangement;

3.

two commercial copies of the Information Circular pertaining to the arrangement;

4.

a commercial copy of the  Letter of Transmittal sent to High Point shareholders;

5.

our opinion; and

6.

a cheque in the amount of $133,750, being the maximum listing fee of $125,000 plus GST of $8,750.

We trust the foregoing to be in order to enable the TSX to issue its final approval to list the additional trust units detailed above and to delist the High Point common shares as soon as possible.

Yours truly,

Gowling Lafleur Henderson LLP

J. Jason McCormick

Enclosures

CAL_LAW\ 1153921\1